SIDLEY AUSTIN 39/F, TWO INT'L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA • ASIA PACIFIC • EUROPE	MENG.DING@SIDLEY.COM +852 2509 7858

September 3, 2024

VIA EDGAR

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Scott Stringer

Adam Phippen

Scott Anderegg

Taylor Beech

Re:	Baozun Inc.
Form 20-F for the Fiscal Year Ended December 31, 2023
File No. 001-37385

Dear Mr. Stringer, Mr. Phippen, Mr. Anderegg and Ms. Beech,

On behalf of our client, Baozun Inc., an exempted company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 6, 2024 on the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (“Annual Report”). The Staff’s comments are repeated below in italics and are followed by the Company’s responses. Defined terms used but not defined herein have the meanings assigned to such terms in the Annual Report.

Form 20-F for the Fiscal Year Ended December 31, 2023

Certain Defined Terms, page 1

1.	We note that your definition of "China" and "PRC" excludes Hong Kong. Revise to clarify that the “legal and operational” risks associated with operating in China also apply to operations in Hong Kong. This disclosure could appear in the definition itself or in an appropriate discussion of legal and operational risks.

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee,
Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Claudia Yu K.W., Yan Zhang
Registered Foreign Lawyers | Lei Li (New York)*, (Carrie) Li J. (New York)*, David J. Ryan (Victoria), G. Matthew Sheridan (New York)*,
Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, Liming Xu (New York)
Consultants | Hon Au Yeung, Huberta Chow X.L., (Winnie) Mak T.M.,
Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

CERTAIN DEFINED TERMS

“China” and the “PRC” are to the People’s Republic of China, ~~excluding, for the purpose of this annual report only,~~ including Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region; however, only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report, excludes Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region. The same legal and operational risks associated with operations in China also apply to operations in Hong Kong;

Our Corporate Structure and Contractual Arrangements with our VIE, page 3

2.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.

In response to the Staff’s comment, the Company acknowledges the Staff’s comments and will refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. The Company also respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

CERTAIN DEFINED TERMS

“Baozun,” “we,” “us,” “our company,” and “our,” are to Baozun Inc., a Cayman Islands exempted holding company with no substantial business operations, formerly known as Baozun Cayman Inc. ~~and unless the context requires otherwise, includes its consolidated subsidiaries and variable interest entity~~, and its subsidiaries, unless otherwise indicated;

……

“VIE” are to ~~variable interest entity, and “our VIE” are to~~ Shanghai Zunyi Business Consulting Ltd., or Shanghai Zunyi, our PRC ~~consolidated VIE~~ variable interest entity that conducts operations in China and is consolidated for accounting purposes in which we do not hold any equity interests.

3.	We note your disclosure concerning your VIE arrangements. Please augment your disclosure to state that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. We note your disclosure that "government actions causes us to lose our right to direct the activities of Shanghai Zunyi." Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

ITEM 3. KEY INFORMATION

……Revenues from Shanghai Zunyi contributed to 8.6%, 6.8% and 6.2% of our total net revenues in 2021, 2022 and 2023, respectively. Investors in our ADSs are not purchasing, and may never hold, equity interest in ~~our~~the VIE in China or any PRC subsidiaries, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

……

~~These contractual arrangements~~ This VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in internet information service companies. As our economic benefits in and the control over operations of Shanghai Zunyi are based on contractual agreements only, and are not equivalent to equity ownership in the business of Shanghai Zunyi, the structure involves unique risks to investors. Because we do not hold equity interests in the VIE, the contractual agreements may not be as effective as direct ownership in providing us with control over ~~our~~the VIE. If ~~our~~the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements..…….

The contractual arrangements have not been tested in a court of law, and we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet information service companies, regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of our contractual arrangements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material adverse change in our operations and the value of our ADSs may significantly decline or become worthless.

4.	We note your disclosure at the top of page 4, "Our business and operations are primarily based in the PRC, and are governed by PRC laws, rules and regulations, and the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable." Please augment your disclosure to make clear whether these risks could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

ITEM 3. KEY INFORMATION

Our Corporate Structure and Contractual Arrangements with ~~our~~the VIE

……

Our business and operations are primarily based in the PRC, and are governed by PRC laws, rules and regulations, and the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. As an online distributor of goods, we are subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically. Such legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. These risks could result in a material adverse change in our operations and/or the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information — D. Risk Factors— Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations”, “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We are subject to laws that are applicable to retailers, including advertising and promotion laws and consumer protection laws that could require us to modify our current business practices and incur increased costs” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Failure to comply with the relatively new E-Commerce Law may have a material adverse impact on our business, financial conditions and results of operations.”

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate the business operations, the use of variable interest entities, data security and anti-monopoly activities of China-based companies, including the following: the Measures for Cyber Security Review (2021), the Measures for the Security Assessment of Data Exit and related guidelines, the Standard Contract for the Outbound Cross-border Transfer of Personal Information (the “Standard Contract”) and the Measures for the Standard Contract for the Outbound Cross-Border Transfer of Personal Information (the "Measures for the Standard Contract"), the Anti-Monopoly Law and its supporting laws and regulations and related guidelines, the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines (collectively, the “Overseas Listing Filing Rules”), and the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Archives Rules”).

In connection with our issuance of securities to foreign investors, under current PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries, and the VIE (i) are not required to obtain permissions from or complete filings with the China Securities Regulatory Commission (the “CSRC”) or any other PRC government authorities under the abovementioned PRC laws and regulations, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China (the “CAC”), and (iii) have not received or were not denied such requisite permissions by any PRC authority. We have not been involved in any investigations or cybersecurity review initiated by the CAC and we have not received any official inquiry, notice, warning, or sanctions regarding cybersecurity and overseas listing from the CAC, the CSRC, or any other PRC government authorities.

The PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas by and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines (collectively, the “Overseas Listing Filing Rules”), which was formally implemented on March 31, 2023. According to the Overseas Listing Filing Rules, domestic enterprises like us that have completed overseas listings are not required to file with CSRC immediately, but shall carry out filing procedures as required if we conduct subsequent filing or reporting matters in the future, such as future offshore listings, refinancing and other capital raising activities, as well as other major events, including but not limited to the change of control, investigated or punished by overseas securities regulatory authorities or relevant competent authorities, changing listing status or listing sector, terminating the listing voluntarily or forcibly, and changing our major business activities. Any failure to obtain or delay in obtaining such approval or completing such procedures could subject us to restrictions and penalties imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our offshore offerings into China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. If the capital raising activities are in the form of issuance of foreign debts, pursuant to the Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises (the “Circular 56”) promogulated by the National Development and Reform Commission of China (the “NDRC”) on January 5, 2023, which came into force on February 10, 2023, we shall first apply to and obtain the Certificate of Examination and Registration of Foreign Debts Borrowed by Enterprises from the NDRC. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” Except for the filing and/or approval procedures described above, we are not aware of any other legal permissions or specific regulatory approvals required for offering securities to foreign investors.

The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations, or implement rules that require us and our PRC subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. Although we endeavor to comply with all the applicable laws and regulations, if (i) we or our PRC subsidiaries do not receive or maintain applicable permissions or approvals for operation and to offer the securities being registered to foreign investors, or (ii) we or our PRC subsidiaries inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and that we or PRC subsidiaries are required to obtain permissions or approvals in the future, then our and our PRC subsidiaries’ business operation may be materially affected. There can be no assurance that we or our PRC subsidiaries can obtain all requisite approvals without material disruption to our PRC subsidiaries’ business. Therefore, any failure to obtain all requisite approvals may significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Current PRC regulations permit our wholly foreign-owned subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with its articles of association and Chinese accounting standards and regulations. Cash dividends, if any, on our Class A Ordinary Shares would be paid in U.S. dollars. The PRC government also imposes control on the conversion of Chinese currency, Renminbi into foreign currencies and the remittance of currencies out of the PRC. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) in the PRC as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions, and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders. Furthermore, if any PRC subsidiary incur debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. Due to the above restrictions, if we are unable to receive payments from our PRC subsidiaries, we will not be able to pay dividends to our investors, should we desire to do so in the future. For further details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Restrictions on currency exchange may limit our ability to utilize our revenue effectively”, and “PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to grow through acquisitions.” In the future, cash proceeds raised from overseas financing activities, including the cash proceeds from this offering, may be transferred by us through our wholly-owned Hong Kong subsidiaries to our PRC subsidiaries by making capital contributions or providing loans to them subject to applicable regulatory approvals, as the case may be.

5.	Please disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors have their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

In addition, the Company respectfully submits that, a detailed description of its contracts and arrangements between Shanghai Baozun and the VIE through which the Company has economic rights and exercises control has already been disclosed on pages 105 to 106 under “Item 4. Information on the Company – C. Organization Structure – Contractual Arrangements with Shanghai Zunyi and Its Shareholders.”

ITEM 3. KEY INFORMATION

Baozun Inc. is not a PRC operating company but a Cayman Islands holding company.  As a holding company with no substantial business operations, our ~~with~~ operations are primarily conducted through (i) our PRC subsidiaries and (ii) contractual arrangements with ~~our~~the VIE, Shanghai Zunyi, and its subsidiaries. …….Revenues from Shanghai Zunyi contributed to 8.6%, 6.8% and 6.2% of our total net revenues in 2021, 2022 and 2023, respectively. Investors in our ADSs are not purchasing, and may never hold, equity interest in ~~our~~the VIE in China or any PRC subsidiaries, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

The following diagram illustrates our corporate structure and the person or entity that owns the equity in each entity:

Baozun Inc.
(Cayman Islands)
Cainiao Smart Logistics Investment Limited
37%
63%
100%
100%
Baotong Inc.
(Cayman Islands)
Baozun Hong Kong Holding Limited
(Hong Kong)
100%
Baozun HongKong Investment Limited
(Hong Kong)
Baozun Brand Management Limited
(Hong Kong)
100%
100%
Baotong Hong Kong Holding Limited
(Hong Kong)
White Horse Hongkong Holding Limited
(Hong Kong)
100%
100%
100%
Baotong E-Logistics Technology (Suzhou) Co., Ltd.
(PRC)
Shanghai Baozun E-Commerce Limited
(PRC)
Vincent Wenbin Qiu and Michael Qingyu Zhang
Gap (Shanghai) Commercial Co., Ltd.
(PRC)
100%
100%
100%
100%
Shanghai Yingsai Advertisement Limited (PRC)
Shanghai Bodao E-Commerce Limited (PRC)
Baozun Hongkong Limited
(Hong Kong)
Shanghai Zunyi Business Consulting Ltd.[1]
(PRC)
100%
Shanghai Fengbo E-Commerce Limited (PRC)
Direct Ownership
Contractual Arrangements

(1)

Shanghai Zunyi is our VIE in China and is 80% owned by Mr. Vincent Wenbin Qiu, our founder, chairman and chief executive officer, and 20% owned by Mr. Michael Qingyu Zhang, our co-founder. Its business includes providing brand e-commerce service to our brand partners.

Neither we nor Shanghai Baozun as WFOE own any equity interest in Shanghai Zunyi. Instead, Shanghai Baozun ~~We~~ entered into a series of contractual arrangements with Shanghai Zunyi and its shareholders, which enable us to:

……..

~~These contractual arrangements~~ This VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in internet information service companies. As our economic benefits in and the control over operations of Shanghai Zunyi are based on contractual agreements only, and are not equivalent to equity ownership in the business of Shanghai Zunyi, the structure involves unique risks to investors. Because we do not hold equity interests in the VIE, the contractual agreements may not be as effective as direct ownership in providing us with control over ~~our~~the VIE. If ~~our~~the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements.…….

The contractual arrangements have not been tested in a court of law, and we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet information service companies, regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of our contractual arrangements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material adverse change in our operations and the value of our ADSs may significantly decline or become worthless.

D. Risk Factors

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to Shanghai Zunyi do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

……….

Neither we nor Shanghai Baozun as WFOE own any equity interest in Shanghai Zunyi. Instead, Shanghai Baozun ~~We~~ entered into a series of contractual arrangements with Shanghai Zunyi and its shareholders, which enable us to:

…….

Pages 104-105

ITEM 4. INFORMATION ON THE COMPANY

C. Organizational Structure

The following diagram illustrates our corporate structure, ~~and~~ the place of incorporation of each of our significant subsidiaries and the VIE, as well as the person or entity that owns the equity in each entity as of the date of this annual report.

Baozun Inc.
(Cayman Islands)
Cainiao Smart Logistics
Investment Limited
37%
63%
100%
100%
Baotong Inc.
(Cayman Islands)
Baozun Hong Kong
Holding Limited
(Hong Kong)
100%
Baozun HongKong
Investment Limited
(Hong Kong)
Baozun Brand
Management Limited
(Hong Kong)
100%
Baotong Hong Kong
Holding Limited
(Hong Kong)
100%
White Horse Hongkong
Holding Limited
(Hong Kong)
100%
Baotong E-Logistics
Technology (Suzhou) Co., Ltd.
(PRC)
100%
Shanghai Baozun
E-Commerce Limited
(PRC)
Vincent Wenbin Qiu and
Michael Qingyu Zhang
100%
Gap (Shanghai)
Commercial Co., Ltd.
(PRC)
100%
100%
100%
100%
Shanghai Yingsai
Advertisement
Limited (PRC)
Shanghai Bodao
E-Commerce
Limited (PRC)
Baozun Hongkong
Limited
(Hong Kong)
Shanghai Zunyi Business
Consulting Ltd.(1)
(PRC)
100%
Shanghai Fengbo
E-Commerce
Limited (PRC)
Direct Ownership
Contractual Arrangements

(1)	Shanghai Zunyi is our VIE in China and is 80% owned by Mr. Vincent Wenbin Qiu, our founder, chairman and chief executive officer, and 20% owned by Mr. Michael Qingyu Zhang, our co-founder. Its business includes providing brand e-commerce service to our brand partners.

Shanghai Baozun has ~~We have~~ entered into contractual arrangements with Shanghai Zunyi and its shareholders, through which we exercise effective control over operations of Shanghai Zunyi and receive substantially all economic benefits generated from it. As a result of these contractual arrangements, under U.S. GAAP, Shanghai Baozun as WFOE is considered the primary beneficiary of Shanghai Zunyi and thus we consolidate its results in our consolidated financial statements for accounting purposes. However, our economic benefits in and the control over operations of Shanghai Zunyi are based on contractual agreements only, and are not equivalent to equity ownership in the business of Shanghai Zunyi. Because we do not hold equity interests in the VIE, the contractual agreements ~~these contractual arrangements~~ may not be as effective in providing us with control over ~~our~~the VIE as direct ownership of its equity interests. In addition, ~~our~~the VIE or its shareholders may breach the contractual arrangements with us. If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. In such cases, we would have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the interpretation and enforcement of PRC laws and regulations, and may cause us to incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We rely on contractual arrangements with ~~our~~the VIE and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.”

6.	We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

ITEM 3. KEY INFORMATION

Neither we nor Shanghai Baozun as WFOE own any equity interest in Shanghai Zunyi.

Instead, Shanghai Baozun ~~We~~ entered into a series of contractual arrangements with Shanghai Zunyi and its shareholders, which enable us to:

……..

Such contractual arrangements include: (i) an exclusive technology service agreement; (ii) an exclusive call option agreement; (iii) a proxy agreement; and (iv) equity interest pledge agreements. Because of these contractual arrangements, we are the primary beneficiary of Shanghai Zunyi and hence consolidate its financial results as ~~our~~the VIE. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Shanghai Zunyi and Its Shareholders.” As a result of these contractual arrangements, under U.S. GAAP, Shanghai Baozun as WFOE is considered the primary beneficiary of Shanghai Zunyi and thus we consolidate its results in our consolidated financial statements for accounting purposes.

~~These contractual arrangements~~ This VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in internet information service companies. As our economic benefits in and the control over operations of Shanghai Zunyi are based on contractual agreements only, and are not equivalent to equity ownership in the business of Shanghai Zunyi, the structure involves unique risks to investors. Because we do not hold equity interests in the VIE, the contractual agreements may not be as effective as direct ownership in providing us with control over ~~our~~the VIE. If ~~our~~the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements.…….

The contractual arrangements have not been tested in a court of law, and we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet information service companies, regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of our contractual arrangements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material adverse change in our operations and the value of our ADSs may significantly decline or become worthless.

ITEM 4. INFORMATION ON THE COMPANY

C. Organizational Structure

……..

Shanghai Baozun has ~~We have~~ entered into contractual arrangements with Shanghai Zunyi and its shareholders, through which we exercise effective control over operations of Shanghai Zunyi and receive substantially all economic benefits generated from it. As a result of these contractual arrangements, under U.S. GAAP, Shanghai Baozun as WFOE is considered the primary beneficiary of Shanghai Zunyi and thus we consolidate its results in our consolidated financial statements for accounting purposes…….

7.	Disclose in this section how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

ITEM 3. KEY INFORMATION

……..

As of the date of this annual report, regulatory actions related to data security or anti-monopoly concerns in Hong Kong do not have a material impact on our ability to conduct business, accept foreign investment in the future, or continue to list on Nasdaq. However, new regulatory actions related to data security or anti-monopoly concerns in Hong Kong may be taken in the future, and such regulatory actions may have a material impact on our ability to conduct business, accept foreign investment, or continue to list on Nasdaq. See “Risk Factors – Risks Related to Doing Business in the People’s Republic of China – Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.”

Risks Related to Doing Business in the People’s Republic of China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Our business and operations are primarily based in the PRC and substantially all of our revenues are derived from our operations in the PRC……As of the date of this annual report, regulatory actions related to data security or anti-monopoly concerns in Hong Kong do not have a material impact on our ability to conduct business, accept foreign investment in the future, or continue to list on Nasdaq. However, new regulatory actions related to data security or anti-monopoly concerns in Hong Kong may be taken in the future, and such regulatory actions may have a material impact on our ability to conduct business, accept foreign investment, or continue to list on Nasdaq.

The Holding Foreign Companies Accountable Act, page 4

8.	Please disclose the location of your auditor’s headquarters.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

ITEM 3. KEY INFORMATION

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, which is headquartered in Shanghai, China…….

Cash Transfers and Dividend Distribution, page 5

9.	Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets. Provide a cross-reference to the consolidated financial statements.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

ITEM 3. KEY INFORMATION

Cash Transfers and Dividend Distribution

……

Because the Parent and its subsidiaries control ~~our~~the VIE~~,~~ through contractual arrangements, we are not able to make direct capital contribution to ~~our~~the VIE and its subsidiaries. However, we may transfer cash to ~~our~~the VIE by loans or collect cash from ~~our~~the VIE for inter-group transactions. Investors in our securities should note that, to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the VIE by the PRC government to transfer cash or assets. See “Item 8. — Financial Information — 8.A. Consolidated Statements and Other Financial Information — Dividend Policy.”

ITEM 3. KEY INFORMATION

D. Risk Factors

Risks Related to Doing Business in the People’s Republic of China

●	The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities under PRC law. If required, we cannot predict whether or for how long we will be able to obtain such approval or filing.

●	…….

●	We may rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and the VIE to fund offshore cash and financing requirements.

We may rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.

We are a holding company and may rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and on remittances from ~~our~~the VIE, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries or ~~our~~the VIE incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations. Investors in our securities should note that, to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the VIE by the PRC government to transfer cash or assets. See “Item 8. — Financial Information — 8.A. Consolidated Statements and Other Financial Information — Dividend Policy.”

10.	Where you discuss the limitations on your ability to transfer cash, address restrictions on the convertibility of Renminbi.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

ITEM 3. KEY INFORMATION

Cash Transfers and Dividend Distribution

……

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE or its local branches. However, where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore holding companies and therefore, our shareholders or investors in our ordinary shares and/or ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of Renminbi into or out of China. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of China. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations Relating to Foreign Exchange and Dividend Distribution Foreign Exchange Regulation” for a detailed discussion.

11.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

ITEM 3. KEY INFORMATION

Cash Transfers and Dividend Distribution

……

We have comprehensive cash management policies in place, including specific policies governing approvals with respect to fund transfers throughout our organization. Our Board and the Audit Committee oversee the Company’s major financial risk exposures. We maintain an authorization policy on cash management, setting forth the scope of authority for certain treasury matters that are delegated by the Board to management. Under this policy, certain treasury matters, such as intercompany loans, short-term investments and dividends distributed from our subsidiaries to the holding company, are clearly defined, with the level of approval required for each matter specifically identified. Our management regularly monitors the liquidity position, funding requirements and investment returns in different jurisdictions of our subsidiaries, and takes into consideration regulatory requirements in the jurisdictions in which we have subsidiaries or operations. When funding is required, all necessary approvals are obtained from the management and relevant governmental authorities, including the State Administration of Foreign Exchange of PRC.

Baozun Inc. is a holding company with no ~~material~~ substantial business operations of its own. We conduct our operations primarily through our subsidiaries and ~~our~~the VIE in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries……..

Permissions Required from the PRC Authorities for Our Operations, page 5

12.	We note your disclosure that "We currently hold all material licenses and permits required for our business operations, including a value -added telecommunication license..." Please revise to list each permit and approval required to operate your business and to offer securities to foreign investors. Your disclosure should not be qualified by materiality, and it should speak to permissions required to offer securities to foreign investors, not just to conduct your operations.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

ITEM 3. KEY INFORMATION

Permissions Required from the PRC Authorities for Our Operations

……. We currently hold all ~~material~~ licenses and permits required for our business operations in China, including a value-added telecommunication license, or a VAT license, for domestic call center services and internet information services, a VAT license for online data processing and transaction processing business (operational ecommerce), Business License, Food Production Permit, Food Operation Permits, Publication Operation Permit, Road Transportation Operation Permit, Permits for Travel Business, Permits for Liquor Circulation and Medical Device Operation Enterprise Permit.

……..

~~However, the~~ The PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas by and/or foreign investment in China-based issuers. On February 17, 2023, China Securities Regulatory Commission, or the CSRC, released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines (collectively, the “Overseas Listing Filing Rules”), which was formally implemented on March 31, 2023. According to the Overseas Listing Filing Rules, domestic enterprises like us that have completed overseas listings are not required to file with CSRC immediately, but shall carry out filing procedures as required if we conduct ~~refinancing or fall within other circumstances that require filing with the CSRC.~~ subsequent filing or reporting matters in the future, such as future offshore listings, refinancing and other capital raising activities, as well as other major events, including but not limited to the change of control, investigated or punished by overseas securities regulatory authorities or relevant competent authorities, changing listing status or listing sector, terminating the listing voluntarily or forcibly, and changing our major business activities. If the capital raising activities are in the form of issuance of foreign debts, pursuant to the Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises (the “Circular 56”) promogulated by the National Development and Reform Commission of China (the “NDRC”) on January 5, 2023, which came into force on February 10, 2023, we shall first apply to and obtain the Certificate of Examination and Registration of Foreign Debts Borrowed by Enterprises from the NDRC.…….For more detailed information, see “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in the People’s Republic of China - The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” Except for the filing and/or approval procedures described above, we are not aware of any other legal permissions or specific regulatory approvals required for offering securities to foreign investors.

13.	State whether you, your subsidiaries, or VIEs are currently covered by permissions requirements from the CSRC, CAC or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In this regard, your disclosure appears to only speak to the past. In your revised disclosure, clarify whether you relied on an opinion of counsel with respect to your conclusions regarding the required permissions and approvals to operate your business and to offer securities to investors. If not, state as much and explain why such an opinion was not obtained. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

ITEM 3. KEY INFORMATION

Permissions Required from the PRC Authorities for Our Operations

……..

Furthermore, in connection with our issuance of securities to foreign investors ~~in the past~~, under current PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries, and ~~our~~the VIE (i) are not required to obtain permissions from or complete filings with the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were not denied such requisite permissions by any PRC authority.

……

We are not required to seek any legal opinions concerning the conclusions mentioned above. Given the rapidly evolving environment in which we operate, it is uncertain and unpredictable whether any new PRC laws or regulations will be adopted or if adopted, what they would provide. If we or our PRC subsidiaries or the VIE does not receive or maintain the requisite permissions or approvals, inadvertently concludes that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including: (i) revoking the business licenses and/or operating licenses of such entities; (ii) shutting down our website, or discontinuing or restricting the conduct of any transactions between certain of our PRC subsidiaries and the VIE; (iii) imposing fines, confiscating the income from our PRC subsidiaries or VIE, or imposing other requirements with which we or the VIE may not be able to comply; (iv) requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIE; or (v) restricting or prohibiting our use of the proceeds of any financing outside China to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. See “Risk Factors – Risks Related to Our Corporate Structure – If the PRC government deems that the contractual arrangements in relation to Shanghai Zunyi do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

D. Risk Factors, page 7

14.	Include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Risks Related to Our Business

Our business generates and processes a large amount of data, and the improper storage, use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

……

We may also be subject to a variety of laws and other obligations regarding data protection in Hong Kong. The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) came into force on 20 December 1996. The PDPO states that any person who controls the collection, holding, processing or use of personal data (the “data user”) shall not do any act, or engage in a practice, that contravenes any of the data protection principles set out in Schedule 1 to the PDPO (the “Data Protection Principles”) unless the act or practice, as the case may be, is required or permitted under the PDPO. Personal data means any data (a) relating directly or indirectly to a living individual; (b) from which it is practicable for the identity of the individual to be directly or indirectly ascertained; and (c) in a form in which access to or processing of the data is practicable.

The Data Protection Principles set out that (1) personal data must be collected in a lawful and fair way, for a purpose directly related to a function or activity of the data user. Data subjects must be notified of the purpose for which the data is to be used and the classes of persons to whom the data may be transferred. Data collected should be adequate but not excessive; (2) personal data must be accurate and should not be kept for a period longer than necessary for the fulfillment of the purpose for which the data is or is to be used; (3) personal data must be used for the purpose for which the data is collected or for a directly related purpose unless voluntary and explicit consent with a new purpose is obtained from the data subject; (4) a data user shall take practicable steps to safeguard any personal data held against unauthorized or accidental access, processing, erasure, loss or use; (5) a data user shall take practicable steps to ensure that its policies and practices in relation to personal data, the kind of personal data it holds and the main purposes for which the personal data is or is to be used for are made known to the public; and (6) a data shall be entitled to request access to personal data and must be allowed to correct the personal data if it is inaccurate. Moreover, the Personal Data (Privacy) (Amendment) Ordinance 2021 (the “PDPAO”) came into effect on 8 October 2021. It amends the PDPO, particularly to: (i) criminalize doxing, i.e. unconsented disclosure of personal information of targeted individuals and groups; (ii) introduce a cessation notice regime to tackle doxing with extra-territorial reach; and (iii) substantially expand the investigation and enforcement powers of the Privacy Commissioner for Personal Data, in contexts beyond doxing. We believe that, to the best of our knowledge, we are in compliance with the PDPO in all material aspects. In addition, since our operations are primarily based in China and not Hong Kong, we believe that this oversight does not have a material impact on our business and offerings.

As we expand our operations, we will be subject to additional laws in other jurisdictions where our brand partners, consumers and other customers are located, such as ~~Hong Kong,~~ Taiwan, Korea and the United States. The laws, rules and regulations of other jurisdictions may be at a more mature stage of development, be more comprehensive and nuanced in their scope, and impose more stringent or conflicting requirements and penalties than those in China, compliance with which could require significant resources and costs. Any failure, or perceived failure, by us to comply with our privacy policies or with any regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

Financial Information Related to Our VIE, page 8

15.	Please revise your condensed consolidated financial schedules to include a separate column for the WFOE and also revise the schedule to present major line items, including cost of products.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with additions underlined; and for the purpose of clear presentations, deletions in the tables are omitted and not shown in strikethrough), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Pages 8-11

Financial Information Related to ~~Our~~The VIE

The following table presents the condensed consolidating balance sheet data for ~~our~~the VIE and other entities as of the dates presented.

	As of December 31, 2023
	Baozun Inc.	Subsidiaries	WFOE	VIE and VIE’s Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)

Cash and cash equivalents	446,105	551,436	1,075,124	76,866	—	2,149,531
Restricted cash	120,807	81,957	—	—	—	202,764
Short-term investments	—	720,522	—	—	—	720,522
Accounts receivable, net	—	2,832,592	465,302	182,989	(1,296,154)	2,184,729
Inventories, net	—	737,228	307,782	106	—	1,045,116
Advances to suppliers	—	128,971	178,061	4,079	—	311,111
Prepayments and other current assets	24,255	3,071,194	898,559	299,125	(3,702,783)	590,350
Amounts due from related parties	—	86,656	—	5	—	86,661
Amounts due from subsidiaries and VIE	1,681,216	—	—	—	(1,681,216)	—
Investments in ~~and amount due from~~ subsidiaries and VIE	1,844,885	5,709,354	1,585	—	(7,555,824)	—
Investments in equity investees	10,261	348,868	—	—	—	359,129
Property and equipment, net	—	826,447	23,339	1,365	—	851,151
Intangible assets, net	—	216,441	70,903	19,076	—	306,420
Land use right, net	—	38,464	—	—	—	38,464
Operating lease right-of-use assets	—	728,725	341,395	—	—	1,070,120
Goodwill	—	312,464	—	—	—	312,464
Other non-current assets	—	45,316	—	—	—	45,316
Deferred tax assets	—	157,209	43,419	—	—	200,628
Total assets	4,127,529	16,593,844	3,405,469	583,611	(14,235,977)	10,474,476

Short-term loan	—	262,930	852,791	—	—	1,115,721

Accounts payable	—	890,124	78,141	50,836	(455,539)	563,562
Notes payable	—	166,629	340,000	—	—	506,629
Income tax payables	—	15,332	136	3,300	—	18,768
Accrued expenses and other current liabilities	30,325	5,095,748	330,575	133,618	(4,402,087)	1,188,179
Amounts due to related parties	—	32,115	—	3	—	32,118
Current operating lease liabilities	—	298,136	34,847	—	—	332,983
Deferred tax liabilities	—	24,966	—	—	—	24,966
Long-term operating lease liabilities	—	451,331	347,765	—	—	799,096
Other non-current liabilities	—	40,718	—	—	—	40,718
Total liabilities	30,325	7,278,029	1,984,254	187,757	(4,857,626)	4,622,740
Redeemable non-controlling interests	-	1,584,858	-	-	-	1,584,858
Equity	4,097,204	7,730,957	1,421,215	395,854	(9,378,351)	4,266,878

	As of December 31, 2022
	Baozun Inc.	Subsidiaries	WFOE	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals

	(in RMB thousands)
Cash and cash equivalents	783,543	16,211	1,300,190	44,076	—	2,144,020
Restricted cash	—	101,704	—	—	—	101,704
Short-term investments	138,052	757,373	—	—	—	895,425
Accounts receivable, net	—	5,543,939	690,035	295,409	(4,236,705)	2,292,678

Inventories, net	—	594,870	347,967	160	—	942,997
Advances to suppliers	—	145,133	278,918	2,041	(53,480)	372,612
Prepayments and other current assets	2,060	10,093,402	101,919	437,658	(10,080,624)	554,415
Amounts due from related parties	—	77,540	—	3	15,727	93,270
Amounts due from subsidiaries and VIE	1,434,838	—	—	—	(1,434,838)	—
Investments in ~~and amount due from~~ subsidiaries and VIE	2,114,145	5,499,364	70,203	—	(7,683,712)	—
Investments in equity investees	10,019	259,674	—	—	—	269,693
Property and equipment, net	—	663,482	30,783	1,495	(1,314)	694,446
Intangible assets, net	—	137,479	133,805	38,126	1,314	310,724
Land use right, net	—	39,490	—	—	—	39,490
Operating lease right-of-use assets	—	474,833	372,214	—	—	847,047
Goodwill	—	336,326	—	—	—	336,326
Other non-current assets	—	65,114	—	—	—	65,114
Deferred tax assets	—	115,654	46,855	—	—	162,509
Total assets	4,482,657	24,921,588	3,372,889	818,968	(23,473,632)	10,122,470

Short-term loan	—	589,480	426,591	—	—	1,016,071
Accounts payable	—	3,297,989	141,369	201,321	(3,165,947)	474,732
Notes payable	—	156,837	331,000	—	—	487,837
Income tax payables	—	22,933	23,895	959	(959)	46,828
Accrued expenses and other current liabilities	33,737	11,493,989	439,638	212,140	(11,153,964)	1,025,540

Derivative liabilities	364,758	—	—	—	—	364,758
Amounts due to related parties	—	30,434	—	15,727	(15,727)	30,434
Current operating lease liabilities	—	205,250	30,195	—	—	235,445
Deferred tax liabilities	—	28,082	—	—	—	28,082
Long-term operating lease liabilities	—	291,343	382,612	—	—	673,955
Other non-current liabilities	—	62,450	—	—	—	62,450
Total liabilities	398,495	16,178,787	1,775,300	430,147	(14,336,597)	4,446,132
Redeemable nont-controlling interests	-	1,438,082	-	-	-	1,438,082
Equity	4,084,162	7,304,719	1,597,589	388,821	(9,137,035)	4,238,256

	As of December 31, 2021
	Baozun Inc.	Subsidiaries	WFOE	VIE and VIE’s Subsidiaries	Eliminating adjustments	Consolidated Totals

	(in RMB thousands)
Cash and cash equivalents	1,894,125	974,839	1,723,635	13,946	—	4,606,545
Restricted cash	—	93,219	—	—	—	93,219
Accounts receivable, net	—	4,143,692	603,641	299,250	(2,785,665)	2,260,918
Inventories, net	—	562,780	507,754	3,033	—	1,073,567
Advances to suppliers	—	53,887	491,864	35,571	(53,349)	527,973
Prepayments and other	106,282	8,321,586	78,414	162,552	(8,096,060)	572,774

current assets
Amounts due from related parties	—	68,984	—	420	(420)	68,984
Amounts due from subsidiaries and VIE	2,189,936	—	—	—	(2,189,936)	—
Investments in ~~and amount due from~~ subsidiaries and VIE	2,440,880	5,560,339	31,100	—	(8,032,319)	—
Investments in equity investees	110,479	220,309	31,100	—	—	330,788
Property and equipment, net	—	607,928	44,713	1,797	(1,552)	652,886
Intangible assets, net	—	273,924	106,650	13,084	1,552	395,210
Land use right, net	—	40,516	—	—	—	40,516
Operating lease right-of-use assets	—	694,591	400,979	—	—	1,095,570
Goodwill	—	397,904	—	—	—	397,904
Other non-current assets	—	87,926	—	—	—	87,926
Deferred tax assets	—	82,171	32,029	—	—	114,200
Total assets	6,741,702	22,184,595	4,020,779	529,653	(21,157,749)	12,318,980

Short-term loan	1,740,004	—	548,461	—	—	2,288,465
Accounts payable	—	2,023,720	199,470	140,451	(1,869,562)	494,079
Notes payable	—	169,603	360,000	—	—	529,603
Income tax payables	94,298	10,472	23,220	497	(497)	127,990
Accrued expenses and other current liabilities	11,041	9,884,949	148,459	27,538	(9,087,468)	984,519
Amounts due to related parties	—	73,794	—	—	—	73,794
Current operating	—	250,746	27,430	—	—	278,176

lease liabilities
Deferred tax liabilities	—	51,525	—	—	—	51,525
Long-term operating lease liabilities	—	470,688	412,807	—	—	883,495
Other non-current liabilities	—	125,985	—	—	—	125,985
Total liabilities	1,845,343	13,061,482	1,719,847	168,486	(10,957,527)	5,837,631
Redeemable non-controlling interests	-	1,421,680	-	-	-	1,421,680
Equity	4,896,359	7,701,433	2,300,932	361,167	(10,200,222)	5,059,669

The following table presents the condensed consolidating statements of operations for ~~our~~the VIE and other entities for the periods presented.

	For the Year Ended December 31, 2023
			WFOE	VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries		Subsidiaries	adjustments	Totals

	(in RMB thousands)
Net Revenues	—	8,748,429	2,016,270	566,125	(2,518,811)	8,812,013
Total cost and expense	29,120	(3,922,703)	(2,040,303)	(564,458)	(2,520,049)	(9,018,393)
Other income and expense	29,714	(72,017)	33,334	4,622	(6,299)	(10,646)
Income/(loss) before income tax	278,422	(507,384)	9,301	7,696	(5,061)	(217,026)
Income tax (expense)	—	23,190	(31,995)	(3,198)	—	(12,003)
Net (loss) income	278,422	(23,383)	(22,694)	(4,508)	(5,061)	222,776
Net loss attributable to noncontrolling interests	—	(9,677)	—	—	—	(9,677)

Net income (loss) attributable to ordinary shareholders	278,422	(591,084)	23,071	11,169	—	(278,422)

	For the Year Ended December 31, 2022
			WFOE	VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries		Subsidiaries	adjustments	Totals

	(in RMB thousands)
Net Revenues	—	7,520,593	3,036,163	616,206	(2,772,331)	8,400,631
Total cost and expense	50,338	(2,036,266)	(3,017,731)	(593,312)	(2,770,373)	(8,367,344)
Other income and expense	(554,919)	73,091	(17,512)	7,212	(121,467)	(613,595)
Income/(loss) before income tax	(653,290)	(611,333)	920	30,105	653,290	(580,308)
Income tax (expense)	—	880	(22,166)	(5,194)	—	(26,480)
Net (loss) income	(653,290)	(614,040)	(21,245)	24,911	653,290	(610,374)
Net loss attributable to noncontrolling interests	—	843	—	—	—	843
Net income (loss) attributable to ordinary shareholders	(653,290)	(3,666)	(21,245)	24,911	—	(653,290)

	For the Year Ended December 31, 2021
			WFOE	VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries		Subsidiaries	adjustments	Totals

	(in RMB thousands)
Net Revenues	—	3,193,948	3,157,111	809,547	2,235,650	9,396,256
Total cost and expense	18,169	(3,222,406)	(3,196,585)	(775,050)	(2,213,363)	(9,389,235)

Other income and expense	(189,457)	(37,905)	57,422	8,915	—	(161,025)
Income/(loss) before income tax	(240,970)	(194,223)	17,947	43,412	219,830	(154,004)
Income tax (expense)	(12,204)	(40,282)	(6,451)	3,678	—	(55,259)
Net (loss) income	(219,830)	(264,549)	11,496	47,090	219,830	(205,963)
Net loss attributable to noncontrolling interests	—	(1,505)	—	—	—	(1,505)
Net income (loss) attributable to ordinary shareholders	(219,830)	(58,586)	11,496	47,090	—	(219,830)

The following table presents condensed consolidating cash flow data for ~~our~~the VIE and other entities for the years ended presented.

	For the Year Ended December 31, 2023
			WFOE	VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries		Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash provided by (used in) operating activities	1,847	549,539	(144,710)	31,421	10,158	448,255
Net cash provided by (used in) investing activities	(118,081)	(513,551)	(24,882)	(2,504)	318,646	(340,372)
Net cash provided by (used in) financing activities	(87,200)	(86,171)	(55,575)	—	220,913	(8,033)

	For the Year Ended December 31, 2022
			WFOE	VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries		Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash provided by (used in) operating activities	(116,410)	(53,928)	(454,684)	31,698	975,929	382,605
Net cash provided by (used in) investing activities	989,527	(25,597)	(51,020)	(4,053)	(2,215,518)	(1,306,661)
Net cash provided by (used in) financing activities	(2,112,641)	168,318	80,127	—	213,794	(1,650,402)

	For the Year Ended December 31, 2021
			WFOE	VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries		Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash provided by (used in) operating activities	(43,628)	(2,241,762)	(337,954)	(7,440)	2,534,677	(96,107)
Net cash provided by (used in) investing activities	1,736,165	(838,814)	(76,307)	(10,246)	(434,978)	375,820
Net cash provided by (used in) financing activities	(74,513)	717,027	480,000	—	(372,561)	749,953

Summary of Risk Factors, page 11

16.	In your summary of risk factors, please disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

ITEM 3. KEY INFORMATION

D. Risk Factors

Risks Related to Our Corporate Structure

●	It is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of Shanghai Zunyi in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of Shanghai Zunyi or our right to receive substantially all the economic benefits and residual returns from Shanghai Zunyi and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of Shanghai Zunyi in our consolidated financial statements. See “Risk Factors – Risks Related to Our Corporate Structure – If the PRC government deems that the contractual arrangements in relation to Shanghai Zunyi do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operation.”

●	Under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to exercise control over the VIE. However, the shareholders of the VIE may not act in our best interests or may not perform their obligations under these contracts. See “Risk Factors – Risks Related to Our Corporate Structure – We rely on contractual arrangements with ~~our~~the VIE and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.”

Risks Related to Doing Business in the People’s Republic of China

●	……

●	Recently enacted laws, rules and regulations in China may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. Because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-binding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. See “Risk Factors – Risks Related to Doing Business in the People’s Republic of China – There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

●	…….

●	The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The Chinese government may intervene or influence our operations with limited advance notice based on its interpretations of existing laws and regulations, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factors — Risks Relating to Our Corporate Structure — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. Any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.”

Risks Related to Doing Business in the People’s Republic of China

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. Any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Because our principal business operation is conducted in the PRC through contractual arrangements between our WFOE and the VIE and substantially all of our operations are located in China, our ability to operate in China or assert contractual control over the VIE’s assets through contractual agreements may be harmed or ultimately eliminated by changes in its laws and regulations, including those relating to taxation, cyber security, data security or privacy protection, e-commerce, or customer right protection. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

As such, our business segments may be subject to various government and regulatory interference in the provinces in which they operate, the Chinese government may intervene or influence our operations with limited advance notice based on its interpretations of existing laws and regulations. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, which could result in further material changes in our operations and could adversely impact the value of our ADSs.

Substantial uncertainties exist with respect to the PRC laws and regulations relating to cybersecurity..., page 33

17.	In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

ITEM 3. KEY INFORMATION

D. Risk Factors

Risks Related to Our Business

Substantial uncertainties exist with respect to the PRC laws and regulations relating to cybersecurity and network data security and the impact it may have on our business operations.

…….

~~Based on the facts that the Measures for Cyber Security Review, the Network Data Security Draft Regulations and the Measures for the Security Assessment of Data Exit were newly adopted or have not been formally adopted and are still subject to further guidance, we cannot assure you that we would be able to comply with the requirements in a timely manner. Failure to comply with the requirements may lead to fines, revocation of business permits or licenses and other sanctions.~~ It remains uncertain whether future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of these future regulatory changes, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If future regulatory updates mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on foreign stock exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, there had been no material incident of data or personal information leakage, infringement of data protection and privacy laws and regulations, or investigation or other legal proceeding pending or threatened against us initiated by government authorities or third parties, that will materially and adversely affect our business and operations. We have not been involved in any formal investigations on cybersecurity review by the CAC on such basis, and we have not received any official inquiry, notice, warning, or sanctions regarding cybersecurity from the CAC. Furthermore, if we were found to be in violation of applicable laws and regulations in China during such review, we could be subject to administrative penalties, such as warnings, fines, or service suspension. Therefore, cybersecurity review could materially and adversely affect our business, financial condition, and results of operations.

As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant with such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other sanctions. As a result, we may be required to suspend our relevant businesses, shut down our website, take down our operating applications, or face other penalties, which may materially and adversely affect our business, financial condition, and results of operations.

While we believe we have taken sufficient measures and are compliant with all applicable data privacy and protection laws and regulations up to date, we cannot guarantee the effectiveness of such measures. Compliance with any additional laws could be expensive, and may place restrictions on our business operations and the manner in which we interact with our users. In addition, any failure to comply with applicable cybersecurity, privacy, and data protection laws and regulations could result in proceedings against us by government authorities or others, including notification for rectification, confiscation of illegal earnings, fines, or other penalties and legal liabilities against us, which could materially and adversely affect our business, financial condition, results of operations and the value of our ADSs. In addition, any negative publicity on our website or platform’s safety or privacy protection mechanism and policy could harm our public image and reputation and materially and adversely affect our business, financial condition, and results of operations.

If the PRC government deems that the contractual arrangements in relation to Shanghai Zunyi do not comply with PRC ..., page 39

18.	Please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

ITEM 3. KEY INFORMATION

D. Risk Factors

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to Shanghai Zunyi do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

……

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. It is uncertain whether any new PRC laws or regulations relating to contractual arrangement structures will be adopted or if adopted, what they would provide……. If ~~our~~ the consolidated “variable interest entity” were deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business and financial condition. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our securities may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of our PRC subsidiaries or the VIE that conduct substantially all of our operations. If we or ~~our~~the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

……..

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, ..., page 43

19.	Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Risks Related to Doing Business in the People’s Republic of China

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. Any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Because our principal business operation is conducted in the PRC through contractual arrangements between our WFOE and the VIE and substantially all of our operations are located in China, our ability to operate in China or assert contractual control over the VIE’s assets through contractual agreements may be harmed or ultimately eliminated by changes in its laws and regulations, including those relating to taxation, cyber security, data security or privacy protection, e-commerce, or customer right protection. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

As such, our business segments may be subject to various government and regulatory interference in the provinces in which they operate, the Chinese government may intervene or influence our operations with limited advance notice based on its interpretations of existing laws and regulations. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, which could result in further material changes in our operations and could adversely impact the value of our ADSs.

Item 5. Operating and Financial Review and Prospects

Non-GAAP Financial Measures, page 122

20.	In calculating non-GAAP net income (loss) and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. you present the tax effect of amortization of intangible assets resulting from business acquisition. Please explain why the tax impact was not considered for all non-GAAP adjustments. Please tell us how your methodology complies with Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company respectfully advises the Staff that the Company disclosed the tax effect of its non-GAAP adjustments for the item- amortization of intangible assets resulting from business acquisition since it recognized deferred tax liability the day it did allocation of the purchase price.

The Company evaluated the other non-GAAP adjustments items and concluded that the tax effect of these items have immaterial income tax effects. For details, please refer to the tables below:

	For the year ended December 31,
	2021	2022	2023
	RMB '000	RMB '000	RMB '000	Note
Net Income (loss)	(205,963)	-610,374	(222,776)
Share-based compensation expenses	196,547	142,381	103,449	a
Amortization of intangible assets resulting from business acquisition	20,536	39,431	31,875	b
Acquisition-related expenses	-	13,694	12,171	c
Impairment of goodwill and investments	-	21,555	35,212	d
Loss on variance from expected contingent acquisition payment	-	9,495	-	e
Cancellation fees of repurchased shares	-	4,650	-	a
Loss (gain) on disposal of subsidiaries and investment in equity investee	-	107,032	-631	e
Fair value loss (gain) on derivative liabilities	-	364,758	-24,515	f
Unrealized investment loss	209,956	97,827	68,031	a, e
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(3,686)	(7,880)	(6,086)
Non-GAAP net income	217,390	182,569	(3,270)

Notes:

(a)	No tax effect. These expenses were incurred in Baozun Inc. incorporated in the Cayman Islands, where no income tax is imposed.

(b)	The tax effect has been considered in the reconciliation.
(c)	The majority of this reconciliation item did not have any tax effect since either the expenses were incurred in the subsidiaries with tax loss and fully recognized valuation allowance of deferred tax assets or the expenses were incurred in Baozun Inc. The tax effect of the rest of the item was amounted to RMB754 and RMB92 for the years ended December 31, 2022 and 2023, respectively, which were immaterial.

(d)	Impairment of goodwill was not deductible for income tax purpose and was a permanent tax difference. Impairment of an investment is incurred in a subsidiary with tax loss and recognized deferred tax assets for the year ended December 31, 2022, thus the tax effect of impairment of an investment was amounted to RMB2,100. which was immaterial.
(e)	Loss (gain) on disposal of subsidiaries and investment in equity investee mainly includes the disposal loss of a warehouse and supply chain, and the tax effect was amounted to RMB11,390 for 2023 year. The carrying amount of loss on disposal of subsidiaries and investments in equity investee including the tax impact would be RMB95,642 for the year ended December 31, 2022, which is not materially different from the reported amount of RMB107,032 excluding the tax impact.
(f)	No tax effect. The fair value of derivative liabilities is relating to the Pre-Money Valuation Adjustment for the disposal of non-controlling equity interest of one of the Group's subsidiaries. Such fair value change has no tax effect either on the current tax expenses or the deferred tax expense in accordance with local tax regulations.

Had adjustments to give effect to the tax impact of the non-GAAP adjustments been included, Non-GAAP net income of 2022 and 2023 would have decreased by RMB14,244 and increased by RMB92, and the impact is immaterial for the trend and would not cause misunderstandings of investors.

The Company will continue to monitor such tax effect for the non-GAAP adjustments items in its future earnings releases, and include the tax effect of adjustments in Form 20-F filings pursuant to Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Enforceability of Civil Liabilities, page 166

21.	Revise this section to also address the enforceability of civil liabilities in Hong Kong and clarify whether any of your directors and officers reside in Hong Kong.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Enforceability of Civil Liabilities

……

Hong Kong

As of the date of this annual report, two of our directors and officers are citizens or residents of Hong Kong. As a result, it may be difficult for shareholders to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

There is uncertainty as to whether the courts of the Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is also uncertainty as to whether the judgment of United States courts will be directly enforced in Hong Kong, as the United States and Hong Kong do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. However, a foreign judgment may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court since the judgment may be regarded as creating a debt between the parties to it, provided that the foreign judgment, among other things, is a final judgment conclusive upon the merits of the claim and is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

24. Segment Information, page F-40

22.	Please tell us your consideration of reporting revenue by product and services, or groups of similar products and services, pursuant to ASC 280-10-50-40. Additionally, refer to the guidance in ASC 606-10-50-5 and examples in ASC 606-10-55-89 through 55-91 and explain to us the consideration you gave to disaggregating revenue further, such as by major product category. In this regard, we note in Form 6-K filed May 28, 2024 with first quarter 2024 results, you disclose a breakdown of products and services by key categories.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that pursuant to ASC 280-10-50-40, a public entity shall report the revenues from external customers for each product and service or each group of similar products and service.

The Company has disclosed in the 2023 Form 20-F as below:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenues:
E-Commerce	9,396,256	8,400,631	7,621,114
Brand Management	—	—	1,271,027
Inter-segment eliminations *	—	—	(80,128)
Total consolidated net revenues	9,396,256	8,400,631	8,812,013

**Adjusted Operating Profits (Losses):
E-Commerce	224,104	256,093	163,990
Brand Management	—	—	(187,663)
Total Adjusted Operating Profits (Losses)	224,104	256,093	(23,673)
Inter-segment eliminations *	—	—	—
Unallocated expenses:
Share-based compensation expenses	(196,547)	(142,381)	(103,449)
Amortization of intangible assets resulting from business acquisition	(20,536)	(39,431)	(31,875)
Acquisition-related expenses	—	(13,694)	(12,171)
Cancellation fees of repurchased shares	—	(4,650)	—
Loss on variance from expected contingent acquisition payment	—	(9,495)	—
Impairment of goodwill	—	(13,155)	(35,212)
Total other expenses	(161,025)	(613,595)	(10,646)
Loss before income tax	(154,004)	(580,308)	(217,026)

Pursuant to ASC 606-10-55-91, examples of categories that might be appropriate include, but are not limited to, the following:

a)	Type of good or service (for example, major product lines);

b)	Geographical region (for example, country or region);
c)	Market or type of customer (for example, government and nongovernment customers);
d)	Type of contract (for example, fixed-price and time-and-materials contracts);
e)	Contract duration (for example, short-term and long-term contracts);
f)	Timing of transfer of goods or services (for example, revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time); and

g)	Sales channels (for example, goods sold directly to consumers and goods sold through intermediaries).

The Company now discloses in the 2023 Form 20-F the breakdown of revenue by product and service in Item 5. Operating and Financial Review and Prospects, as well as the breakdown of disaggregated revenues by type and timing of transfer of goods or services in Item 18. Financial Statements.

The Company reports the disaggregated revenues by types and the timing of transfer of goods or services in Form 20-F as below:

Disaggregation of revenues

	For Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Product sales recognized at point of time	3,873,589	2,644,214	3,357,202

Service
- revenues recognized over time	5,479,799	5,675,173	5,344,173
- revenues recognized at point of time	42,868	81,244	110,638

Total revenue	9,396,256	8,400,631	8,812,013

With respect to item b - geographical regions, as disclosed in Form 20-F:

Geographic Area Information

Geographic revenue information is based on the location of our customer operates. As the Group’s revenues are mainly located in the PRC and the Group revenues derived from within the PRC are RMB8,255,790 and RMB8,701,254 for the years ended 2022 and 2023, respectively.

The Company conducts a majority of its business domestically, thus no geographical information is presented. While items c, d, e and g are not applicable to the Company.

The Company discloses the breakdown of different product and service types in its quarterly results on Form 6-K. Given the seasonal nature of the Company’s business, the Company tries to provide more transparency for the investors and provides them with a better and comprehensive understanding of its quarterly results. The Company is aware of the omission of current disclosure of disaggregation of revenue in Form 20-F in respect of ASC 280-10-50-40 and ASC 606-10-55-91 a, which need the disclosure of major type of good or service. The Company believes the current disclosure of revenue in Form 20-F is sufficient for investors to understand its full year revenue performance, but will supplement the disclosure of revenue aggregation in its future Form 20-F.

*****

Thank you for your consideration in reviewing the above responses. Please contact Meng Ding of Sidley Austin at (852) 2509 7858 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

/s/ Meng Ding
Meng Ding

cc:	Vincent Wenbin Qiu, Chief Executive Officer of the Company
Catherine Zhu, Chief Financial Officer of the Company